UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                                 Interland, Inc.
                                 ---------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                    458727203
                                    ---------
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                            100 N. Wilkes Barre Blvd.
                        Wilkes Barre, Pennsylvania 18702
                                 (570) 822-6277
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 21, 2004
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: |_|

                                  INTRODUCTION

            This Amendment No. 1 amends and supplements the Schedule 13D dated July 9, 2004 (the "Schedule 13D"), filed with the Securities and Exchange Commission by Jewelcor Management, Inc. ("JMI"), Jewelcor Incorporated ("Jewelcor"), S.H. Holdings, Inc. ("SHI"), Seymour Holtzman and Evelyn Holtzman (collectively, the "Reporting Persons") with respect to the common stock, $.01 par value ("Common Stock"), of Interland, Inc., a Minnesota corporation (the "Company").

            I. Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is amended and supplemented by adding the following:

      On July 19, 2004 and July 21, 2004, JMI purchased 49,816 shares and 1,800 shares of Common Stock for purchase prices, including brokerage commissions and other fees, of $150,770 and $6,259, respectively. These purchases were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

            II. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended and supplemented by adding the following:

      On July 21, 2004, JMI sent a letter to the Company, a copy of which is attached hereto as Exhibit 4.

            III. Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is amended and supplemented by adding the following:

            (a) and (b) As of July 21, 2004, the Reporting Persons owned an aggregate of 1,001,391 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock based upon the 16,080,805 shares of Common Stock reported by the Company to be outstanding as of June 30, 2004 in its Form 10-Q filed with the SEC on July 7, 2004.

            As of July 21, 2004, JMI beneficially owned an aggregate of 1,001,391 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock. JMI has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Jewelcor and SHI may both be deemed to have indirect beneficial ownership of the 1,001,391 shares of Common Stock held by JMI. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, Seymour Holtzman and Evelyn Holtzman may both be deemed to have indirect beneficial ownership of the 1,001,391 shares of Common Stock held by JMI.

            (c) On July 19, 2004, JMI purchased 49,816 shares of Common Stock at a price per share of $3.03, including brokerage commissions and other fees. On July 21, 2004, JMI purchased 1,800 shares of Common Stock at a price per share of $3.48, including brokerage commissions and other fees. All such transactions occurred in open market purchases on NASDAQ.

            IV. Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

            4.    Letter dated July 21, 2004 from JMI to the Company.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 21, 2004

                                       JEWELCOR MANAGEMENT, INC.

                                       By: /s/ Seymour Holtzman
                                          -------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       JEWELCOR INCORPORATED

                                       By: /s/ Seymour Holtzman
                                          -------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       S.H. HOLDINGS, INC.

                                       By: /s/ Seymour Holtzman
                                          -------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       /s/ Seymour Holtzman
                                       ----------------------------------
                                       Seymour Holtzman



                                       /s/ Evelyn Holtzman
                                       ----------------------------------
                                       Evelyn Holtzman

                                                                       EXHIBIT 4




VIA FACSIMILE AND FEDERAL EXPRESS
---------------------------------

July 21, 2004

Mr. Joel J. Kocher
Chairman of the Board, President and Chief Executive Officer
Interland, Inc.
303 Peachtree Center Avenue, Suite 500
Atlanta, Georgia 30303

Re:   Request for Special Meeting of Shareholders
      -------------------------------------------

Dear Mr. Kocher:

      We understand that you have received a letter from Husic Capital Management, the beneficial owner of 1,292,806 shares of common stock of Interland, Inc. (the "Company"), requesting that the Company call a special meeting of its shareholders to consider the proposals stated in the letter dated July 19, 2004 from Jewelcor Management, Inc. ("JMI") to the Company.

      Since the Company has now received requests to call a special meeting of shareholders from the holders of an aggregate of approximately 14.26% of the Company's outstanding common stock, JMI demands that the Company call a special meeting of its shareholders pursuant to Subdivision 2 of Section 302A.433 of the Minnesota Business Corporation Act.

      Please acknowledge receipt of this letter by signing and dating the enclosed copy of this letter and return the same to the undersigned in the enclosed envelope.

                              Very truly yours,

                              JEWELCOR MANAGEMENT, INC.

                              By: /s/ Richard Huffsmith
                                 -----------------------------
                                 Name:  Richard Huffsmith
                                 Title: Vice President and General Counsel

RECEIPT ACKNOWLEDGED ON
July __, 2004

INTERLAND, INC.

By:________________________
     Joel J. Kocher